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                                                                      EXHIBIT-99


CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS AND RISK FACTORS

      The Company wishes to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and is filing this cautionary statement in connection with such safe harbor legislation. The Company's Form 10-K, this Form 10-Q, any other Form 10-Q, any Form 8-K, other SEC filings (including, without limitation, the Company's definitive proxy statement dated August 4, 1998 and Cygnet's prospectus dated August 4, 1998), or any other written or oral statements made by or on behalf of the Company may include forward looking statements which reflect the Company's current views with respect to future events and financial performance. The words "believe," "expect," "anticipate," "intend," "forecast," "project," and similar expressions identify forward looking statements.

      The Company wishes to caution investors that any forward looking statements made by or on behalf of the Company are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors include, but are not limited to, the Risk Factors listed below (many of which have been discussed in prior SEC filings by the Company). Though the Company has attempted to list comprehensively these important factors, the Company wishes to caution investors that other factors may in the future prove to be important in affecting the Company's results of operations. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from forward looking statements.

      Investors are further cautioned not to place undue reliance on such forward looking statements as they speak only of the Company's views as of the date the statement was made. The Company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events, or otherwise.

     Capitalized terms not otherwise defined in this Exhibit 99 shall have the meaning assigned to them in the Form 10-Q.

RISK FACTORS

      Investing in the securities of the Company involves certain risks. In addition to the other information included elsewhere in this Form 10-Q, investors should give careful consideration to the following risk factors which may impact the Company's performance and the price of its stock.

NO ASSURANCE OF PROFITABILITY

      The Company began operations in 1992 and incurred significant operating losses in 1994 and 1995. The Company recorded net earnings of $5.9 million in 1996 and net earnings in 1997 of $9.5 million. However, the Company incurred net losses in the three month period ended March 31, 1998 of $1.9 million due primarily to a charge of $9.1 million (approximately $5.6 million, net of income taxes) for discontinued operations and in the three month period ended September 30, 1997 of $1.8 million due in large part to a charge of $10.0 million (approximately $6.0 million, net of income taxes) against Residuals in Finance Receivables Sold. There can be no assurance that the Company will be profitable in future periods.

      The Company's ability to sustain profitability will depend primarily upon its ability to: (i) expand its revenue generating operations while not proportionately increasing its administrative overhead; (ii) originate and purchase contracts with an acceptable level of credit risk; (iii) effectively collect payments due on the contracts in its portfolio; (iv) locate sufficient financing, with acceptable terms, to fund the expansion of used car sales and the origination and purchase of additional contracts; (v) adapt to the increasingly competitive market in which it operates; and (vi) properly execute the Split-up transaction and related business strategy. Outside factors, such as the economic, regulatory, and judicial environments in which it operates, will also have an effect on the Company's business. The Company's inability to achieve or maintain any or all of these objectives could have a material adverse effect on the Company.

DEPENDENCE ON SECURITIZATIONS

      In recent periods, the Company's earnings (loss) from operations have been significantly impacted by the sales of contract receivables and the earnings
(loss) recorded by the Company on the Residuals in Finance Receivables Sold. The Company's ability to successfully complete securitizations in the future may be affected by several factors, including the condition of securities markets generally, conditions in the asset-backed securities markets specifically,


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and the credit quality of the Company's portfolio. The amount of any gain on sale in connection with securitizations is based upon certain estimates and assumptions, which may not subsequently be realized. To the extent that actual cash flows on a securitization differ materially from the original securitization assumptions, and in the opinion of management those differences appear to be other than temporary in nature, the Company is required to revalue the Residuals in Finance Receivables Sold, and record a charge to earnings based upon the reduction. In addition, the Company records ongoing income based upon the cash flows on Residuals in Finance Receivables Sold. The income recorded on the Residuals in Finance Receivables Sold will vary from quarter to quarter based upon cash flows received in a given period. To the extent that cash flows are deficient, charge offs of finance receivables exceed estimates, or assumptions that were applied to the underlying portfolio are not realized, and in the opinion of management those differences appear to be other than temporary in nature, the Company is required to revalue the Residuals in Finance Receivables Sold, and record a charge to earnings.

      During the year ended December 31, 1997, the Company recorded a charge for continuing operations of $5.7 million ($3.4 million after taxes) against the Residuals in Finance Receivables Sold. The charge resulted from an upward revision in the Company's net charge off assumptions related to the underlying contract portfolios supporting the Company's Residuals in Finance Receivables Sold. Although the Company believes the charge was adequate to adjust the assumptions to a level which will more closely approximate future net losses in the underlying contract portfolio, there can be no assurance in that regard.

      UDRC and UDRC II (the Securitization Subsidiaries), are the Company's wholly-owned special purpose "bankruptcy remote" entities. Their assets include Residuals in Finance Receivables Sold and Investments Held in Trust, in the amounts of $39.9 million and $22.1 million, respectively, at June 30, 1998, which amounts would not be available to satisfy claims of creditors of the Company.

DEPENDENCE ON EXTERNAL FINANCING; CASH POSITION

      The Company has borrowed, and will continue to borrow, substantial amounts to fund its operations. In this regard, the Company's operations, are highly capital intensive. Currently, the Company receives financing pursuant to the Revolving Facility with GE Capital, which has a maximum commitment of $100.0 million. Under the Revolving Facility, the Company may borrow up to 65.0% of the principal balance of eligible Company Dealership contracts and up to 86.0% of the principal balance of eligible Third Party Dealer contracts. However, an amount up to $10.0 million of the borrowing capacity under the Revolving Facility is not available at any time when the guarantee of the Company to the contract purchaser is in effect. The Revolving Facility is secured by substantially all of the Company's assets. In addition, the Revolving Facility and/or other credit facilities of the Company contain various restrictive covenants that limit, among other things, the Company's ability to engage in mergers and acquisitions, incur additional indebtedness, and pay dividends or make other distributions, and also requires the Company to meet certain financial tests. Although the Company believes it is currently in compliance with the terms and conditions of the Revolving Facility and such other facilities, other than the interest coverage ratio for which the Company obtained a waiver, there can be no assurance that the Company will be able to continue to satisfy such terms and conditions or that the Revolving Facility will be extended beyond its current expiration date. In addition, the Company has established a Securitization Program pursuant to which the Company is subject to numerous terms and conditions. Failure of the Company to engage in securitization transactions could have a material adverse effect on the Company.

      The Company's cash and cash equivalents decreased from $3.5 million at December 31, 1997 to $1.7 million at June 30, 1998. This decrease is due in large part to the growth of the Cygnet Dealer Program loan portfolio. The Company is currently evaluating its alternatives for the future financing of the Cygnet Dealer Program, including its financing, in part, through the Split-up. On January 28, 1998, the Company borrowed $7 million from Greenwich Capital (the "Greenwich Loan"), the proceeds of which were utilized to reduce the Revolving Facility. The Greenwich Loan was repaid on April 1, 1998. The Company is currently evaluating other longer term financing options, including certain additional financing transactions that may be entered into with Greenwich Capital. There can be no assurance that any further securitizations will be completed or that the Company will be able to secure additional financing when and as needed in the future, or on terms acceptable to the Company.

POOR CREDITWORTHINESS OF BORROWERS; HIGH RISK OF CREDIT LOSSES

      Substantially all of the contracts that the Company services are with Sub-Prime Borrowers. Due to their poor credit histories and/or low incomes, Sub-Prime Borrowers are generally unable to obtain credit from traditional financial institutions, such as banks, savings and loans, credit unions, or captive finance companies owned by


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automobile manufacturers. The Company has established an Allowance for Credit
Losses, which approximated 18.5% of contract principal balances as of June 30, 1998 and December 31, 1997, respectively, to cover anticipated credit losses on the contracts currently in its portfolio. The Company believes its current Allowance for Credit Losses is adequate to absorb anticipated credit losses. However, there is no assurance that the Company has adequately provided for, or will adequately provide for, such credit risks or that credit losses in excess of its Allowance for Credit Losses will not occur in the future. A significant variation in the timing of or increase in credit losses on the Company's portfolio would have a material adverse effect on the Company.

      Discontinued operations of the Company include the Cygnet Dealer Program, pursuant to which the Company provides qualified Third Party Dealers with warehouse purchase facilities and operating lines of credit primarily secured by such dealers' retail installment contract portfolios and/or inventory. While the Company requires Third Party Dealers to meet certain minimum net worth and operating history criteria to be considered for inclusion in the Cygnet Dealer Program, the Company will, nevertheless, be extending credit to dealers who may not otherwise be able to obtain debt financing from traditional lending institutions such as banks, credit unions, and major finance companies. Consequently, similar to its other financing activities, the Company will be subject to a high risk of credit losses that could have a material adverse effect on the Company and on the Company's ability to meet its own financing obligations.

POTENTIAL CHANGE IN BUSINESS STRATEGY -- DISCONTINUED OPERATIONS

      In February 1998, the Company announced its intention to close its Branch Office network, and exit this line of business in the first quarter of 1998. The closure was substantially complete by March 31, 1998. Further, in April 1998, the Company announced that its Board of Directors had directed management to proceed with separating current operations into two publicly held companies. The Company's continuing operations will focus exclusively on the retail sale of used cars through its chain of dealerships, as well as the collection and servicing of the resulting loans. The Company would also retain its existing securitization program and the residual interests in all securitization transactions previously effected by the Company, its existing insurance operations relating to its dealership activities, and its rent-a-car franchise business (which is generally inactive). Cygnet has been formed to operate all non-dealership operations. There can be no assurance that the Company will effect a Split-up of any business operations; what form that such a transaction would take if implemented, including whether stockholders will receive or be able to acquire equity interests in any operation transferred in connection with a Split-up; or that any Split-up would prove successful or economically beneficial to the Company or its stockholders. Further, failure to implement a Split-up could adversely affect the Company's operations and financial condition, as well as the market for its common stock and warrants. In addition, under the Company's most recent securitizations, absent consent of the interested parties, a Split-up of its servicing operations would constitute a "termination event," under which the insurer in respect of the securitization could terminate the Company's servicing rights. Further, upon a termination event, distributions in connection with the Company's residual interest in such securitization effectively would be suspended until the interest of third party holders is paid in full.

      During the three month period ended March 31, 1998, the Company recorded a charge of $9.1 million (approximately $5.6 million, net of income taxes) for discontinued operations. There can be no assurance that the charge will prove adequate or that upward or downward adjustments to the charge will not be required in future periods.

POSSIBLE FAILURE TO CONSUMMATE THE SPLIT-UP

      It is anticipated that the Split-up of the Company will be accomplished through a Rights Offering to Company stockholders. There are numerous conditions to both the making of the Rights Offering and the successful conclusion of the Split-up following the Offering Period. Among other things, these transactions require numerous consents from all parties to various existing agreements of the Company and its subsidiaries. It is possible that



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certain consents can be obtained only if the Company remains contingently liable on the underlying transactions. In addition, various regulatory approvals and licenses must be obtained for the consummation of the transactions and the operation of the transferred businesses by Cygnet and its subsidiaries. Although the Company and/or Cygnet intends to timely initiate application for all required licenses, obtaining such approvals and licenses is subject to the procedures of the applicable governmental licensing entity. There can be no assurance that all required approvals, licenses or conditions will be obtained or achieved in a timely manner. Moreover, either the Rights Offering or the Split-up may be abandoned or postponed at any time for any reason in the sole discretion of the Company's or Cygnet's Board of Directors. Other conditions and uncertainties include the approval of the Split-up by the stockholders of the Company, the finalization of appraisals of the assets to be transferred and certain income tax consequences of the Rights Offering and the sale of the transferred assets from the Company to Cygnet.

      Uncertainties concerning the progress and ultimate outcome of the Split-up could cause fluctuation and instability in the market price of the Company's common stock. If the Rights Offering is made but the Split-up does not occur, the Rights will not be exercised for Cygnet common stock and all subscription funds will be returned without interest.

      Relative to the above discussion, there can be no assurance that all of the conditions to the Rights Offering or the Split-up will be satisfied or that the Split-up will be effected or the Rights will be issued. See the Company's proxy statement dated August 4, 1998 and Cygnet's prospectus dated August 4, 1998 for more complete information about the risks and uncertainties associated with Split-up and the related Rights Offering and their impact on the Company and Cygnet.

RISKS RELATING TO THE CYGNET PREFERRED STOCK

      The Cygnet Preferred Stock provides for certain cumulative dividends. However, dividends on the Cygnet Preferred Stock are payable only out of funds legally available therefor when and as declared by the Cygnet Board of Directors. If dividends are not paid for a specified period, the Company will have the right to elect two members of the Cygnet Board of Directors (in addition to the then existing number of directors) at the next following meeting of stockholders of Cygnet and thereafter until all accrued dividends are paid in full. However, such directors will constitute a minority of Cygnet's Board of Directors.

      Currently, the Company owns the Transferred Assets that would be transferred to Cygnet if the Split-up is successfully concluded and, accordingly, has control over the risks and liabilities inherent in such assets. Following the Split-up, although a substantial portion of the Company's assets and net worth will be embodied in the Cygnet Preferred Stock, the Company will no longer have control over the Transferred Assets and associated risks, but must rely on Cygnet and its management for expected returns on the Cygnet Preferred Stock. Although the Cygnet Preferred Stock will be senior in right of payment to all Cygnet common stock, Cygnet's Certificate of Incorporation authorizes its Board of Directors to issue up to 500,000 shares of its preferred stock. Additional issuances of preferred stock by Cygnet may be pari passu in right of payment with the Cygnet Preferred Stock. The Cygnet Preferred Stock will also be junior in right of payment to all indebtedness of Cygnet. There are no restrictions in the Cygnet Preferred Stock on the ability of Cygnet to incur indebtedness.

SPLIT-UP TRANSACTION -- POTENTIAL FEDERAL INCOME TAX CONSEQUENCES OF THE RIGHTS OFFERING AND SALE OF THE TRANSFERRED ASSETS

     Tax Consequences to Holders of Company common stock. Holders of Company common stock will generally recognize dividend income (taxable as ordinary income) in an amount equal to the fair market value, if any, of the Rights as of the date of their distribution. There can be no assurance as to the exact amount of dividend income, if any, a holder of Company common stock will recognize upon the receipt of Rights. If the Rights are trading for value on the date of their distribution, the Company may, in its discretion, report to holders of Company common stock the receipt of dividend income in an amount equal to the average of the high and low trading prices of the Rights on such date.

     To avoid the possibility of the recognition of ordinary income and the creation of a potentially deferred or nondeductible capital loss, it will, in many instances, be in the interests of holders of Company common stock receiving Rights to either exercise or sell the Rights, rather than to allow the Rights to lapse.

     Tax Consequences to Company Consolidated Group of Distribution of Rights.

     Distribution of Rights. The Company will recognize gain on the distribution of the Rights in an amount equal to the greater of (1) the fair market value, if any, of the Rights as of the date of their distribution or (2) the sum of (a) the aggregate amount, if any, by which (i) the fair market value of each Transferred Asset as of the Effective Date exceeds (ii) the amount paid by Cygnet for such Transferred Asset plus (b) the aggregate amount, if any, by which the fair market value of each Interim Asset as of the Effective Date exceeds (iii) the adjusted tax basis of such Interim Asset. Based primarily on the advice of an appraiser and other experts, management of the Company believes that as a consequence, the fair market value of each of the Interim Assets should not exceed their adjusted tax basis as of the Effective Date.

     If any tax liabilities are triggered by the Company's recognition of gain on the distribution of the Rights, such tax liabilities will be borne solely by the Company.

     Sales of Transferred Assets. If the consideration paid by Cygnet to the Company for any of the Transferred Assets (including the allocable portion of any Company liabilities assumed by Cygnet) exceeds the adjusted tax basis of such asset, gain will be recognized by the Company consolidated group to the extent of such excess. Based primarily on the advice on appraiser and other experts, management of the Company believes that the gain recognized in connection with the sale of the Transferred Assets should be immaterial.

     The appraisals, advice of other experts, and the beliefs of management of the Company are not binding on the Internal Revenue Service. Further, the fair market value of one or more the Transferred Assets may increase during the period between June 30, 1998 and the effective date of the Split-up and result in the payment by Cygnet of greater consideration. Accordingly, it cannot be stated with complete assurance that the Company's gain on the sale of the Transferred Assets would be immaterial.

     If any tax liabilities are triggered by the Company's recognition of gain on the sale of the Transferred Assets, such tax liabilities will be borne solely by the Company.

     Receipt of Interim Consideration. The receipt of Interim Consideration by the Company from Cygnet will generate taxable income to the Company to the extent of the amount received. Tax liabilities triggered by such receipt will be borne solely by the Company.

     Redemptions of Preferred Stock. Although redemptions of Cygnet Preferred Stock owned by the Company are intended to be treated for federal income tax purposes as sales of the redeemed shares generally resulting in no gain or loss to the Company, ownership of Cygnet common stock by any person or entity owning 50% or more of the value of the outstanding Company stock, either directly or indirectly through application of various attribution rules, may cause the proceeds of such redemptions to be treated as taxable dividends resulting in income to the Company to the extent of the redemption proceeds. If any tax liabilities are triggered in connection with redemptions of Cygnet Preferred Stock held by the Company, such tax liabilities will be borne solely by the Company.


LOSS OF DIVERSIFICATION AND EARNINGS ON THE TRANSFERRED ASSETS

The effectuation of the Split-up will reduce the diversification of current Company operations, could increase the seasonal fluctuation in sales and earnings of the Continuing Company Businesses, and could increase the susceptibility of the Continuing Company Businesses to economic fluctuations inherent in business cycles. The Company's used car sales business is inherently more subject to seasonal fluctuations than are the Split-up Businesses being transferred to Cygnet. This is principally due to seasonal buying patterns resulting in part from the fact that many of the Company's customers receive income tax refunds during the first half of the year, which are a primary source of down payments on used car purchases. Moreover, because the Company generally sells more cars during the first half of the year, it will have more contracts to securitize during that period, and securitizations have historically been a primary source of earnings for the Company. A large percentage of the 1997 reported earnings of the Company consolidated group is comprised of gain from the sale of the Owned Contracts (defined below under "Risks to the Company Relating to the FMAC Transaction") in the FMAC transaction as well as interest income on loans made by the Company under the DIP Facility (defined below under "Risks to the Company Relating to the FMAC Transaction") and on the Senior Bank Debt (defined below under "Risks to the Company Relating to the FMAC Transaction") in the FMAC transaction, the remaining future earnings, if any, under which would be transferred to Cygnet.

DATA PROCESSING AND TECHNOLOGY AND YEAR 2000

      The success of any participant in the sub-prime industry, including the Company, depends in part on its ability to continue to adapt its technology, on a timely and cost-effective basis, to meet changing customer and industry standards and requirements. During the prior year, the Company converted to a new loan servicing and collection data processing system at its Gilbert, Arizona facility which services the Company's Arizona, Nevada, and New Mexico Company


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Dealership loan portfolios as well as substantially all of the Third Party
Dealer Branch Office loan portfolio. In connection with these conversions, the Company confronted various implementation and integration issues, which management believes resulted in increases in both contract delinquencies and charge offs. Although many of these issues have been resolved, failure to promptly and fully resolve all issues could have a material adverse effect on the Company.

      The Company services its loan portfolios on loan servicing and collection data processing systems on various platforms. The Company is in the process of converting substantially all of its Continuing Operations loan servicing and collection data processing to a single loan servicing and collection data processing system. Failure to successfully complete the conversion to a single loan servicing and data processing system could have a material adverse effect on the Company.

      The Company has commenced a study of its computer systems in order to assess its exposure to year 2000 issues. The Company expects to make the necessary modifications or changes to its computer information systems to enable proper processing of transactions relating to the year 2000 and beyond. The Company estimates that it will cost from $500,000 to $1.0 million to modify its existing systems, should it choose to do so. The Company will evaluate appropriate courses of action, including replacement of certain systems whose associated costs would be recorded as assets and subsequently amortized or modification of its existing systems which costs would be expensed as incurred. However, failure of the Company to fully address and resolve its year 2000 issues, including modification of its existing systems, replacement of such systems, or other matters could have a material adverse effect on the Company.

      The Company is dependent on its loan servicing and collection facilities as well as long-distance and local telecommunications access in order to transmit and process information among its various facilities. The Company maintains a standard program whereby it prepares and stores off site back ups of its main system applications and data files on a routine basis. Due primarily to the Company's recent acquisitions and significant growth, the Company believes that its current disaster response plan will need to be revised. Although management intends to update the disaster response plan during 1998, there can be no assurance a failure will not occur in the interim or that the plan as revised will prevent or enable timely resolution of any systems failure. Further, a natural disaster, calamity, or other significant event that causes long-term damage to any of these facilities or that interrupts its telecommunications networks could have a material adverse effect on the Company.

RISKS TO THE COMPANY RELATING TO THE FMAC TRANSACTION

      If the Split-up is effectuated, the Transferred Assets will include substantially all assets (except cash received by the Company prior to the Effective Date) and liabilities relating to the FMAC transaction. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Transfer of Assets Pursuant to the Split-up." The liabilities being transferred to Cygnet include certain funding obligations of the Company to provide "debtor-in-possession" financing to FMAC (the "DIP Facility"). As of June 30, 1998, the maximum commitment under the DIP Facility was $12.4 million, of which $9.8 million was outstanding. The DIP Facility is a revolving facility and, except for payments made from the proceeds of tax refunds received by FMAC, will be permanently paid down only from distributions on certain residual interests (the "B Pieces") in the various securitized loan pools of FMAC (the "Securitized Pools"' after payment of certain other amounts.

      In addition, the liabilities being transferred to Cygnet include a guarantee of a specified return on certain contracts (the "Owned Contracts") sold to a third party purchaser (the "Contract Purchaser") in connection with the FMAC transaction, subject to a maximum guarantee amount of $10 million (the "Owned Contract Guarantee"). Although, as between the Company and Cygnet, Cygnet will be responsible for the DIP Facility and Owned Contract Guarantee, the Company will not be released from such obligations and will continue to be directly liable on these obligations. Therefore, if Cygnet does not fulfill such obligations, the Company must do so.

      During the pendency of the FMAC bankruptcy proceedings, the Company purchased approximately 78% of FMAC's senior bank debt (the "Senior Bank Debt") held by seven members (the "Selling Banks") of FMAC's original nine-member bank group for approximately $69 million, which represented a discount of 10% (the "Discount") of the outstanding principal amount of such debt. Under agreements with the Selling Banks, the Company has agreed to pay the Selling Banks additional consideration up to the amount of the Discount (the "Additional Consideration") if and to the extent the FMAC plan of reorganization provides for and FMAC or any other party subsequently makes a cash payment or issues notes at market rates to certain unsecured creditors and equity holders of FMAC on account of their allowed claims worth an amount in excess of 10% of their allowed


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claims (collectively, the "Excess Cash"). Following the Effective Date, the
Company would retain the obligation to pay any Additional Consideration to the Selling Banks.

      One source of cash payments that may in the future be made to unsecured creditors of FMAC is from recoveries on the Owned Contracts and the B Pieces after payment of certain prior amounts. Under FMAC's plan of reorganization, such excess recoveries will be shared on the basis of 82 1/2% for the benefit of FMAC and 17 1/2% for the benefit of the Company (or Cygnet following the Effective Date) (the "Excess Collection Split"), subject to certain contingencies that may reduce or eliminate the Company's (or Cygnet's) percentage share therein. However, the Company has the option, to be exercised one time, to distribute shares of Common Stock of the Company (the "Stock Option Shares") to FMAC or, at the request of FMAC and pursuant to its instructions, directly to the unsecured creditors of FMAC, in exchange for FMAC's right to receive all or a portion of distributions under the Excess Collections Split in cash (including both recoveries under the Excess Collections Split from the Owned Contracts and the B Pieces) (the "Stock Option"). To the extent exercised, payments to FMAC's unsecured creditors and equity holders would be reduced, which would reduce the risk of payment of the Additional Consideration to the Selling Banks. The number of Stock Option Shares that the Company will issue would be based on the Company's estimate of the cash distributions expected to be received on FMAC's share of the Excess Collection Split. For purposes of the election, the Stock Option Shares would be valued at 98% of the average of the closing prices for the previous 10 trading days of Company Common Stock on Nasdaq or such other market on which such stock may be traded (the "Stock Option Value"), which must average at least $8.00 per share.

      After issuance and delivery of the Stock Option Shares, the Company will be entitled to receive FMAC's share of cash distributions under the Excess Collections Split (including both recoveries under the Excess Collections Split from the Owned Contracts and the B Pieces) from and after the Exercise Date until the Company has received such distributions equal to the Stock Option Value. These distributions would be in addition to the Company's right to receive its share under the Excess Collections Split that is to be transferred to Cygnet. Once the Company has received cash distributions equal to the Stock Option Value, FMAC will retain the remaining portion of its share of cash distributions under the Excess Collections Split, if any, in excess of the Stock Option Value.

      After the Effective Date, Cygnet will service the FMAC contract portfolios relating to the Owned Contracts and the B Pieces. To facilitate the Company's decision as to whether to exercise the Stock Option, under the Capitalization Agreement, Cygnet will advise the Company at least 7 days prior to the date that cash distributions under the Excess Collections Split are likely to begin and of its estimate as to the likely amount and timing of such cash distributions. Cygnet will allow the Company reasonable access to its books and records to allow the Company to verify such estimate, and to cooperate with the Company in determining the amount and timing of the Company's issuance of the Stock Option Shares. In addition, Cygnet will pay over to the Company all of FMAC's share of cash distributions under the Excess Collections Split up to the Stock Option Value following any issuance by the Company of the Stock Option Shares.

      Despite these arrangements with Cygnet, the FMAC transaction will pose continuing risks to the Company. In this regard, the ability of the Company to issue the Stock Option Shares is subject to certain contingencies, including the market price of the Company's Common Stock, which is not within the control of the Company, and the ability of the Company to maintain or effect the registration of such shares under the Securities Act. Moreover, even if the Company is able to issue Stock Option Shares, the number of Stock Option Shares issued may not be in a sufficient amount to prevent the Additional Consideration being payable to the Selling Banks. On the other hand, if the Company overestimates the number of Stock Option Shares to be issued, it will cause dilution to the Company's Common Stock without concurrent consideration being received by the Company. Moreover, even if the Stock Option Shares are issued and the cash payments to FMAC's unsecured creditors and equity holders are reduced, there can be no assurance that the Selling Banks will not assert a fight to the Additional Consideration.

      In addition, the Company has agreed in a contingent sharing agreement to pay 10% of the Excess Collections Split received by the Company to Financial Security Assurance ("FSA"), the insurer of certain obligations to holders of the senior certificates representing interests in the Securitized Pools in exchange for FSA's consent to amendments to documents governing servicing of the Securitized Pools (the "FSA Obligation"). Although, as between the Company and Cygnet, Cygnet will be obligated to fulfill the FSA Obligation, if Cygnet does not do so, the Company will be liable to FSA to pay the required moneys.

      In connection with the transfer of servicing rights to Cygnet in relation to the FMAC transaction, the Company may be required or choose to enter into a subservicing arrangement with Cygnet as to certain pools, in which case the Company would remain contingently liable.

RISKS TO THE COMPANY RELATING TO THE RELIANCE TRANSACTION

      The Company has been involved in the bankruptcy proceedings of Reliance and has entered into a servicing agreement with Reliance (the "Servicing Agreement"), pursuant to which the Company will service certain receivables of Reliance. Reliance's plan of reorganization was confirmed on June 29, 1998 in open court and became effective on July 31, 1998. The bankruptcy court executed the formal order confirming the plan on July 2, 1998. The Servicing Agreement requires the Company to issue warrants to purchase Company Common Stock ("Reliance Warrants") to Reliance in certain amounts at various times. See "Management's Discussion and Analysis of Results of Operations and Financial Condition of the Continuing Company Businesses --Reliance Transaction" for a description of the amount and times at which Reliance Warrants would be issued. The Servicing Agreement is expected to be transferred to Cygnet on the Effective Date. However, the Company will retain the obligation to issue the Reliance Warrants.

      Pursuant to the Capitalization Agreement, following the Effective Date, the Company will use its best efforts to issue the Reliance Warrants at the request of Cygnet from time to time when required, and Cygnet will pay to the Company an amount of consideration upon each such issuance equal to the fair value of the Reliance Warrants (as determined by the Company for financial accounting purposes) on the date of issuance of the Reliance Warrants. The issuance of the Reliance Warrants may result in dilution of the Company's Common Stock and in market confusion based upon an ongoing tie between the Company and Cygnet. Moreover, the consent of Reliance may be required in order to transfer servicing and other rights relating to the Reliance transaction froth the Company to Cygnet and there can be no assurance that such consent will be obtained.

POTENTIAL ISSUANCE OF DILUTIVE SECURITIES

      The Company has granted warrants to purchase a total of approximately 1.5 million shares of Common Stock of the Company to various parties with exercise prices ranging from $6.75 to $20.00 per share. Such issuances or warrant exercises could prove to be dilutive for the Company's then existing stockholders.

NO ASSURANCE OF SUCCESSFUL ACQUISITIONS

      In 1997, the Company completed three significant acquisitions (Seminole, EZ Plan, and Kars) and intends to consider additional acquisitions, alliances, and transactions involving other companies that could complement the Company's existing business. There can be no assurance that suitable acquisition parties, joint venture candidates, or transaction counterparties can be identified, or that, if identified, any such transactions will be consummated on terms favorable to the Company, or at all. Furthermore, there can be no assurance that the Company will be able to integrate successfully such acquired businesses, including those recently acquired, into its existing operations, which could increase the Company's operating expenses in the short-term and adversely affect the Company. Moreover, these types of transactions by the Company may result in potentially dilutive issuances of equity securities, the incurrence of additional debt, and amortization of expenses related to goodwill and intangible assets, all of which could adversely affect the Company's profitability. As of June 30, 1998, the Company had goodwill totaling approximately $14.7 million, the components of which will be amortized over a period of 15 to 20 years. These transactions involve numerous risks, such as the diversion of the attention of the Company's management from other business concerns, the entrance of the Company into markets in which it has had no or only limited experience, and the potential loss of key employees of the acquired company, all of which could have a material adverse effect on the Company.

HIGHLY COMPETITIVE INDUSTRY

      Although the used car sales industry has historically been highly fragmented, it has attracted significant attention from a number of large companies, including AutoNation, U.S.A. and Driver's Mart, which have entered the used car sales business or developed large used car sales operations. Many franchised new car dealerships have also increased their focus on the used car market. The Company believes that these companies are attracted by the relatively high gross margins that can be achieved in this market and the industry's lack of consolidation. Many of these companies and franchised dealers have significantly greater financial, marketing, and other resources than the Company. Among other things, increased competition could result in increased wholesale costs for used cars, decreased retail sales prices, and lower margins.

      Like the sale of used cars, the business of purchasing and servicing contracts originated from the sale of used cars to Sub-Prime Borrowers is highly fragmented and very competitive. Various companies have increased the competition for the purchase of contracts, in many cases purchasing contracts at prices that the Company believes are not commensurate with the associated risk. There are numerous financial services companies serving, or capable of serving, this market, including traditional financial institutions such as banks, savings and loans, credit unions, and captive finance companies owned by automobile manufacturers, and other non-traditional consumer finance companies, many of which have significantly greater financial and other resources than the Company. Increased competition may cause downward pressure on the interest rates the Company charges on contracts originated by its Company Dealerships or cause the Company to reduce or eliminate the nonrefundable acquisition discount on the contracts it purchases in bulk, which could have a material adverse effect on the Company. Similarly, increased competition may be another reason for a potential Company spin-off to third parties or shareholders of Third Party Dealer operations, including its third party purchasing and servicing operations, Cygnet Dealer Program, and all or portions of their related portfolios.

GENERAL ECONOMIC CONDITIONS

      The Company's business is directly related to sales of used cars, which are affected by employment rates, prevailing interest rates, and other general economic conditions. While the Company believes that current economic conditions favor continued growth in the markets it serves and those in which it seeks to expand, a future economic slowdown or recession could lead to decreased sales of used cars and increased delinquencies, repossessions, and credit losses that could hinder the Company's business. Because of the Company's focus on the sub-prime segment of the automobile financing industry, its actual rate of delinquencies, repossessions, and credit losses could be higher under adverse conditions than those experienced in the used car sales and finance industry in general.

INDUSTRY CONSIDERATIONS AND LEGAL CONTINGENCIES

      Several major used car finance companies have announced major downward adjustments to their financial statements, violations of loan covenants, related litigation, and other events. In addition, certain of these companies have filed for bankruptcy protection. These events have had a disruptive effect on the market for securities of sub-prime automobile finance companies, have resulted in a tightening of credit to the sub-prime markets, and could lead to enhanced regulatory oversight. Furthermore, companies in the used vehicle financing market have been named as defendants in an increasing number of class action lawsuits brought by customers alleging violations of various federal and state consumer credit and similar laws and regulations. There can be no assurance that these trends and events will not have significant negative impact on the Company.

NEED TO ESTABLISH AND MAINTAIN RELATIONSHIPS WITH THIRD PARTY DEALERS

      Pursuant to the Cygnet Dealer Program, the Company enters into financing agreements with qualified Third Party Dealers. The Company's Third Party Dealer financing activities depend in large part upon its ability to establish and maintain relationships with such dealers. While the Company believes that it has been successful in developing and maintaining relationships with Third Party Dealers in the markets that it currently serves, there can be no assurance that the Company will be successful in maintaining or increasing its existing Third Party Dealer base, or that a sufficient number of qualified dealers will become involved in the Cygnet Dealer Program.

GEOGRAPHIC CONCENTRATION

      Company Dealership operations are currently located in Arizona, Georgia, California, Texas, Florida, Nevada, and New Mexico. Because of this concentration, the Company's business may be adversely affected in the event of a downturn in the general economic conditions existing in the Company's primary markets.

SENSITIVITY TO INTEREST RATES

      A substantial portion of the Company's financing income results from the difference between the rate of interest it pays on the funds it borrows and the rate of interest it earns on the contracts in its portfolio. While the contracts the Company owns bear interest at a fixed rate, the indebtedness that the Company incurs under its Revolving Facility bears interest at a floating rate. In the event the Company's interest expense increases, it would seek to compensate for such increases by raising the interest rates on its Company Dealership contracts, increasing the acquisition discount at which it purchases portfolios in bulk, or raising the retail sales prices of its used cars. To the extent the Company were unable to do so, the Company's net interest margins would decrease, thereby adversely affecting the Company's profitability.

IMPACT OF USURY LAWS

      Historically, a significant portion of the Company's used car sales activities were conducted in, and a significant portion of the contracts the Company services were originated in, Arizona, which does not impose limits on the interest rate that a lender may charge. However, the Company has expanded, and will continue to expand, its operations into states that impose usury limits, such as Florida and Texas. The Company attempts to mitigate these rate restrictions by raising the retail prices of its used cars or purchasing contracts originated in these states at a higher discount. The Company's inability to mitigate rate restrictions in states imposing usury limits would adversely affect the Company's planned expansion and its results of operations. There can be no assurance that the usury limitations to which the Company is or may become subject or that additional laws, rules, and regulations that may be adopted in the future will not adversely affect the Company's business.

DEPENDENCE UPON KEY PERSONNEL

      The Company's future success will depend upon the continued services of the Company's senior management as well as the Company's ability to attract additional members to its management team with experience in the used car sales and financing industry. The unexpected loss of the services of any of the Company's key management personnel, or its inability to attract new management when necessary, could have a material adverse effect upon the Company. The Company has entered into employment agreements (which include non-competition provisions) with certain of its officers. The Company does not currently maintain any key person life insurance on any of its executive officers.

     The Company's future success may be adversely affected by the loss of the services of certain of the Company's senior management to Cygnet if the Split-up is effected. Following the Split-up, Ernest C. Garcia, II would no longer serve as Chief Executive Officer of the Company although he would retain his position as Chairman of the Board of Directors of the Company. In addition, Steven P. Johnson, the Company's current Senior Vice President and General Counsel, Donald
L. Addink, the Company's current Vice President -- Senior Analyst, and Eric J. Splaver, the Company's current Controller, will no longer act in such capacities with the Company. The loss of the services of such individuals may cause disruption on a temporary basis as new individuals take over executive management responsibilities for the Company in such positions.

CONTROL BY PRINCIPAL STOCKHOLDER

      Mr. Ernest C. Garcia, II, the Company's Chairman, Chief Executive Officer, and principal stockholder, holds approximately 25.2% of the outstanding Common Stock, including 136,500 shares held by The Garcia Family Foundation, Inc., an Arizona non-profit corporation, and 20,000 shares held by Verde Investments, Inc., a real estate investment corporation, controlled by Mr. Garcia. As a result, Mr. Garcia has a significant influence upon the activities of the Company, as well as on all matters requiring approval of the stockholders, including electing or removing members of the Company's Board of Directors, causing the Company to engage in transactions with affiliated entities, causing or restricting the sale or merger of the Company, and changing the Company's dividend policy. Mr. Garcia has indicated that he intends to resign his position as Chief Executive Officer concurrent with the completion of the Split-up transaction.

POTENTIAL ANTI-TAKEOVER EFFECT OF PREFERRED STOCK

      The Company's Certificate of Incorporation authorizes the Company to issue "blank check" Preferred Stock, the designation, number, voting powers, preferences, and rights of which may be fixed or altered from time to time by the Board of Directors. Accordingly, the Board of Directors has the authority, without stockholder approval, to issue Preferred Stock with dividend, conversion, redemption, liquidation, sinking fund, voting, and other rights that could adversely affect the voting power or other rights of the holders of the Common Stock. The Preferred Stock could be utilized, under certain circumstances, to discourage, delay, or prevent a merger, tender offer, or change in control of the Company that a stockholder might consider to be in its best interests. Although the Company has no present intention of issuing any shares of its authorized Preferred Stock, there can be no assurance that the Company will not do so in the future.

REGULATION, SUPERVISION, AND LICENSING

      The Company's operations are subject to ongoing regulation, supervision, and licensing under various federal, state, and local statutes, ordinances, and regulations. Among other things, these laws require that the Company obtain and maintain certain licenses and qualifications, limit or prescribe terms of the contracts that the Company originates and/or purchases, require specified disclosures to customers, limit the Company's right to repossess and sell collateral, and prohibit the Company from discriminating against certain customers. The Company is also subject to federal and state franchising and insurance laws.

      The Company believes that it is currently in substantial compliance with all applicable material federal, state, and local laws and regulations. There can be no assurance, however, that the Company will be able to remain in compliance with such laws, and such failure could result in fines or interruption or cessation of certain of the business activities of the Company and could have a material adverse effect on the operations of the Company. In addition, the adoption of additional statutes and regulations, changes in the interpretation of existing statutes and regulations, or the Company's entrance into jurisdictions with more stringent regulatory requirements could have a material adverse effect on the Company.

LISTING AND TRADING OF COMPANY COMMON STOCK

      The market price of the Common Stock has been and may continue to be volatile in response to such factors as, among others, variations in the anticipated or actual results of operations of the Company or other companies in the used car sales and finance industry, changes in conditions affecting the economy generally, analyst reports, or general trends in the industry.

      It is expected that, after the Effective Date of the Split-up, the Company Common Stock will continue to be listed and traded on Nasdaq. However, the Company's financial results will no longer be consolidated with the results of the businesses of Cygnet, which may affect the trading price of the Company's Common Stock.

      The prices at which the shares of the Company's Common Stock will trade after the Split-up will be determined by the marketplace and may be influenced by many factors, including, among others, the proportional value of the Company's asset base, stream of cash flows, profits, or other measure of value in relation to the prices of the Company Common Stock prior to the Split-up, the depth and liquidity of the market for such shares, investor perceptions of the Company and the industries in which its businesses participate, and general economic and market conditions. The trading price of the Company Common Stock after the Split-up may be less than, equal to, or greater than the trading prices of the Company Common Stock prior to the Split-up.

MARKET PERCEPTION ISSUES

      Although one purpose of the separation of the Continuing Company Businesses from those being transferred to Cygnet is to allow investors, lenders, and others to more easily evaluate the performance and investment characteristics of each business group and to enhance the likelihood that each will achieve appropriate market recognition of its performance, there will, at least for a significant period of time, continue to be ties between the two companies that may prove confusing to the market. For example, although the Transferred Assets will include substantially all of the assets and liabilities of the Company in connection with the FMAC transaction, the Company will retain certain contingent liabilities with respect to that transaction and may in the future issue the Stock Option Shares (defined below under "Risks to the Company Relating to the FMAC Transaction") in connection with assets transferred to Cygnet. In addition, a substantial portion of the Company's assets and net worth will be embodied in the Cygnet Preferred Stock.